Exhibit 99.1

Pan-American Life Insurance Group Goes Live with Sapiens IllustrationPro SaaS Solution for Rollout on Microsoft Azure Cloud

Sapiens empowers Pan-American Life Insurance Group to consolidate their enterprise illustration standards, to streamline processes and expand product offerings

Rochelle Park, NJ, July 18, 2024 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Pan-American Life Insurance Group (PALIG) has gone live with Sapiens IllustrationPro, a comprehensive SaaS solution hosted on the Microsoft Azure cloud.

After extensive competitor analysis, PALIG selected Sapiens to consolidate illustrations on a single platform and enable the insurer with faster time to market within the North American market it serves. Sapiens IllustrationPro will accelerate and streamline processes, providing an exceptional user and agent experience.

PALIG is in production with an Index Universal Life (IUL) product, and plans are underway for more product implementations in North America.

A longtime Sapiens’ customer, PALIG was seeking a transformation of their current system to a Sapiens’ digital web-based solution that is fully responsive and enables integration across multiple platforms. IllustrationPro will enable PALIG to achieve their goals, through powerful new features for comparisons, client management, and self-sufficiency to manage their multiple product launches more efficiently, and significantly improve the agent experience.

“When we decided to launch this major initiative, Sapiens was the perfect partner to deliver a scalable, flexible solution that raises the standard of our illustration processes,” said Bruce Parker, President Global Life Pan-American Life Insurance Group. “Sapiens truly understands our need to stay competitive through quick and easy launches of new products across various distribution channels. Sapiens’ tailored offering and comprehensive SaaS solution have exceeded our expectations and provided a true sense of partnership throughout the journey.”

“We are excited to grow our partnership and provide PALIG with a fresh start to enable their product illustrations on a modern platform,” said Roni Al-Dor, Sapiens President and CEO. “The fact that we have a highly successful, longtime relationship with PALIG makes the collaboration even more rewarding. We are delighted to accelerate PALIG’s commitment to embracing cutting-edge technology and staying ahead of the curve.”

Sapiens IllustrationPro is a dynamic point-of-sale solution for life insurance that quickly and accurately generates quotes and compliant illustrations through an intuitive and modern engagement. Sapiens IllustrationPro for Life & Annuities is the recipient of Celent’s 2023 “Luminary” award, as well as two 2023 Celent XCelent awards, in the Breadth of Functionality and Customer Base and Support categories in the North America region.

www.sapiens.com

About Pan-American Life Insurance Group

Pan-American Life Insurance Group (PALIG), a leading provider of life, accident and health insurance throughout the Americas, has been delivering trusted financial services since 1911. The New Orleans-based Group is comprised of more than twenty-member companies, employs more than 2,100 worldwide and offers top-rated individual and/or group life, accident and health insurance, employee benefits and financial services in 49 states, the District of Columbia (DC), Puerto Rico, the U.S. Virgin Islands, and throughout Latin America and the Caribbean. The Group has affiliates and branches in Costa Rica, Colombia, Ecuador, El Salvador, Guatemala, Honduras, Mexico, Panama, and 13 Caribbean markets, including Barbados, Cayman Islands, Curacao and Trinidad and Tobago.

For more information, visit the Pan-American Life website at palig.com, follow on Facebook @PanAmericanLife, Twitter @PanAmericanLife, Instagram @panamericanlife.latam, and connect on LinkedIn at Pan-American Life Insurance Group

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Investor Relations
Sapiens International
Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic, and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com

3